Exhibit 4

AMENDED AND RESTATED

SUPPORT AGREEMENT

This AMENDED AND RESTATED SUPPORT AGREEMENT (this “Agreement”), dated as of August 8, 2020 (“Execution Date”), is entered into by and among the following individuals and entities:

Majesco Limited, a public limited company incorporated under the laws of India bearing corporate identification number L72300MH2013PLC244874 and having its shares listed on the BSE Limited and the National Stock Exchange of India Limited, and having its registered office at Mastek New Development Centre, MBP-P-136 Mahape, Navi Mumbai, Mumbai City, Maharashtra 400710, India (hereinafter referred to as the “Company”, which expression, unless it be repugnant to the context or meaning thereof, is deemed to mean and include its successors and permitted assigns);

Sudhakar Venkatraman Ram, a resident Indian presently residing at 3502, Octavius, Hiranandani Gardens, Powai, Mumbai – 400 076, India, with permanent account number AAIPR8221N (hereinafter referred to as the “Promoter-1”, which expression, unless it be repugnant to the subject or context thereof, includes his legal heirs, legal representatives, successors, executors and administrators and permitted assigns);

Ashank Desai, a resident Indian presently residing at 2501, Odyssey 1, Hiranandani Gardens, Powai, Mumbai – 400 076, India, with permanent account number ABNPD9264B (hereinafter referred to as the “Promoter-2”, which expression, unless it be repugnant to the subject or context thereof, includes his legal heirs, legal representatives, successors, executors and administrators and permitted assigns);

Sundar Radhakrishnan, a resident Indian presently residing at 2501, Odyssey 1, Hiranandani Gardens, Powai, Mumbai – 400 076, India, with permanent account number AFEPR3398P (hereinafter referred to as the “Promoter-3”, which expression, unless it be repugnant to the subject or context thereof, includes his legal heirs, legal representatives, successors, executors and administrators and permitted assigns);

Ram Family Trust - I, a trust with Girija Ram acting as the Trustee thereof, with such Trustee presently residing at 3502, Octavius, Hiranandani Gardens, Powai, Mumbai – 400 076, India, with permanent account number AADTR3245F (hereinafter referred to as the “Promoter-4”, which expression, unless it be repugnant to the subject or context thereof, includes its legal heirs, legal representatives, successors, executors and administrators and permitted assigns);

Girija Ram, a resident Indian presently residing at 3502, Octavius, Hiranandani Gardens, Powai, Mumbai – 400 076, India, and with permanent account number ADXPR6207N (hereinafter referred to as the “Promoter-5”, which expression, unless it be repugnant to the subject or context thereof, includes his legal heirs, legal representatives, successors, executors and administrators and permitted assigns);

Ketan Mehta, a non-resident Indian presently residing at 3208 Glenhurst Court, Plano, TX 75093, USA, with permanent account number ACFPM3533R (hereinafter referred to as the “Promoter-6”, which expression, unless it be repugnant to the subject or context thereof, includes his legal heirs, legal representatives, successors, executors and administrators and permitted assigns);

Usha Sundar, a resident Indian presently residing at 1301, Odyssey 1, Hiranandani Gardens, Powai, Mumbai – 400 076, India, with permanent account number BZTPS5070D (hereinafter referred to as the “Promoter-7”, which expression, unless it be repugnant to the subject or context thereof, includes his legal heirs, legal representatives, successors, executors and administrators and permitted assigns);

Rupa Ketan Mehta, a non- resident Indian presently residing at 3208 Glenhurst Court, Plano, TX 75093, USA, with permanent account number ABLPM8613K (hereinafter referred to as the “Promoter-8”, which expression, unless it be repugnant to the subject or context thereof, includes his legal heirs, legal representatives, successors, executors and administrators and permitted assigns);

Majesco, a company incorporated in the state of California in the United States of America (hereinafter referred to as the “Subsidiary”, which expression, unless it be repugnant to the context or meaning thereof, is deemed to mean and include its successors and permitted assigns); and

Magic Intermediate, LLC a Delaware limited liability company (hereinafter referred to as the “Counterparty”, which expression, unless it be repugnant to the context or meaning thereof, is deemed to mean and include its successors and permitted assigns).

Promoter-1, Promoter-2, Promoter-3, Promoter-4, Promoter-5, Promoter-6, Promoter-7 and Promoter-8 are hereinafter collectively referred to as the “Promoter Group” or “Promoters” and “Promoter” means any one of them. Promoter-1, Promoter-2, Promoter-3, Promoter-4, Promoter-5, and Promoter-7 are hereinafter collectively referred to as the ‘Resident Indian Promoters’ and ‘Resident Indian Promoter’ means any one of them. The Promoters, the Subsidiary, the Counterparty, and the Company are hereinafter collectively referred to as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS:

A.	As of the Execution Date, the Company is the sole legal and beneficial owner of 74.07% of the paid up equity share capital of the Subsidiary.
B.	The Subsidiary is classified as a material subsidiary of the Company under the provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, and the shareholding pattern of the Company with respect to the Promoter Group as on date is reflected in Schedule I hereto.

C.	The Counterparty, the Company and the Subsidiary, in addition to certain other parties, have, on July 20, 2020, entered into an Agreement and Plan of Merger (as the same may be amended or otherwise modified in accordance with its terms after July 20, 2020, the “Original Merger Agreement”) in order to provide, among other things, for the Merger and the other Transactions (as defined in the Merger Agreement) (the “Proposed Transaction”).
D.	The Proposed Transaction will entail the sale of the entire shareholding of the Company in the Subsidiary to the Counterparty.
E.	The board of directors of the Company through a resolution dated as of July 20, 2020 annexed hereto as Schedule II has unanimously (a) approved the disinvestment of the Company’s entire share of the common stock of the Subsidiary (the “Divestment”) pursuant to the Merger and approved this Agreement, (b) determined that the consideration to be received by the Company in relation to the Divestment is fair, (c) resolved to recommend that the members of the Company approve the Divestment pursuant to the Merger, and (d) resolved to issue notice through postal ballot (such notice, the “Postal Ballot Notice”) to the members of the Company for their approval to the Divestment pursuant to the Merger (such approval, the “Company Shareholder Approval”) in accordance with the Companies Act, 2013. The Postal Ballot Notice is annexed hereto as Schedule III.
F.	References to “meeting” or “general meeting” in relation to the Company and/or “Company Shareholder Meeting”, unless repugnant to the context thereof, includes electronic voting, postal ballot, postal ballot through electronic voting, physical meeting(s) or virtual meeting(s) of the members of the Company in accordance with the provisions of the (Indian) Companies Act, 2013.
G.	As a part of voluntary and consensual understanding, and with the intent to formalize such understanding in writing, in relation to the manner in which the Promoters shall exercise their votes in relation to the Proposed Transaction, the Parties entered into that certain Support Agreement, dated as of July 20, 2020 (the “Original Agreement”), by and among the Parties.
H.	The parties to the Original Merger Agreement are amending and restating the Original Merger Agreement in its entirety as of the date hereof (the “Merger Agreement”).
I.	Each Promoter has received a copy of the Merger Agreement and has read and understood the same, and each Promoter acknowledges that the mutual benefits to be derived from the Merger Agreement constitutes good, adequate, and valuable consideration for entering into this Agreement.
J.	The Parties now desire to amend and restate certain terms and provisions of the Original Agreement as set forth in this Agreement.
K.	The board of directors of the Company through a resolution dated as of August 8, 2020 annexed hereto as Schedule IV has unanimously (a) approved the Divestment pursuant to the Merger and approved this Agreement, (b) determined that the consideration to be received by the Company in relation to the Divestment pursuant to the Merger is fair, (c) resolved to recommend that the members of the Company approve the Divestment pursuant to the Merger, and (d) resolved to issue notice through postal ballot dated as of August 8, 2020 (such notice, the “ Revised Postal Ballot Notice”) to the members of the Company for their approval to the Divestment pursuant to the Merger (such approval, the “ Revised Company Shareholder Approval”) in accordance with the Companies Act, 2013. The Revised Postal Ballot Notice is annexed hereto as Schedule V.

L.	In consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and in the Merger Agreement, and intending to be legally bound hereby, and other good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, the Parties hereby agree as follows:

1.                  Voting.

(a)               Voting. Promptly upon the receipt of the Revised Postal Ballot Notice, and in no event later than September 11, 2020, each Promoter shall, in his or its capacity as a shareholder of the Company, and to the fullest extent of his or its shareholding or voting rights in the Company issue his or its unconditional and irrevocable assent to the Divestment pursuant to the Merger in accordance with and pursuant to the terms of the Postal Ballot Notice. In the event that the Revised Company Shareholder Approval is sought in a general meeting of the Company (such meeting, the “Company Shareholder Meeting”, including any adjournment or postponement thereof), each Promoter shall, in his or its capacity as a shareholder of the Company, and to the fullest extent of his or its shareholding or voting rights in the Company (i) be present, and remain present, in such meeting for the purposes of constituting and maintaining quorum (in each case, including via proxy) and (ii) utilize all (and not less than all) his or its voting rights in the Company to unconditionally and irrevocably approve, adopt and consent to the Divestment pursuant to the Merger.

(b)               Shareholder Disapproval for any Competing Transaction or Proposal. During the Term, each Promoter, individually in his or its capacity as a shareholder of the Company, hereby covenant(s) and agree(s) that, except as expressly permitted by this Agreement and the Merger Agreement, such Promoter shall not consent to and shall vote against the direct or indirect disposal or Transfer of all or any part of the shareholding of the Company in the Subsidiary (or any interest or voting right in such shareholding) to any individual, entity or third party other than the Counterparty pursuant to the terms of the Merger Agreement, without the prior written consent of the Counterparty, including, in the event that the Company or the Subsidiary is the recipient of any proposal, agreement, transaction or other matter that is intended to, or would reasonably be expected to, prevent, interfere, compete with, undermine or materially delay or affect the consummation of the Proposed Transaction (a “Competing Proposal” or “Competing Transaction”).

(c)               Non-disposal of Shares; Voting Rights in the Company. On and from the Execution Date and until the completion of the Proposed Transaction in accordance with the terms of the Agreement and the Merger Agreement, or, if earlier, the Termination Date, except as permitted under the terms of this Agreement, no Promoter shall directly or indirectly (i) dispose of, or Transfer, or consent to dispose of or Transfer, any or all of his, her or its shares in the Company; (ii) grant any proxy, power-of-attorney or other authorization or consent or execute any agreement, arrangement, commitment or undertaking, whether or not in writing, in or with respect to any or all of the shares or voting rights held by the Promoter in the Company (other than as contemplated by this Agreement), with any such prohibited proxy, power-of-attorney or authorization purported to be granted by any such Promoter being null and void ab initio, or (iii) deposit any or all of the shares or the voting rights held by any Promoter into a voting trust or enter into a voting/vote pooling agreement or arrangement with respect to any or all of the shares or voting rights held by any such Promoter in the Company. Any attempted Transfer of the shares or any interest therein, including any Transfer of voting rights in the shares without a corresponding transfer of the shares itself, shall be null and void, and the Company shall refuse to take any such Transfer of shares or voting rights, as the case may be, on record. Notwithstanding the foregoing, a Promoter may Transfer, all or any of his, her or its shares in the Company for estate planning purposes so long as any transferee of such shares agrees in writing (evidence of which shall be promptly delivered to the Counterparty) as a condition and prior to such Transfer to become a party to, and be bound by, this Agreement as a Promoter hereunder.

2.                  Additional Agreements.

(a)               Requisitioning a meeting of the shareholders of the Company: In the event (i) the board of directors of the Company fails to issue the Revised Postal Ballot Notice to all its shareholders seeking the approval of the shareholders to the Divestment and the Proposed Transaction pursuant to the Merger; (ii) fails to convene a general meeting of its shareholders seeking their approval to the Divestment and to the Proposed Transaction or (iii) for any reason whatsoever (save for any adjournments thereof), the general meeting so convened does not take place, the Promoter Group shall, as the legal and beneficial owner of 36.33% of the total paid-up equity share capital of the Company requisition, and each Promoter shall individually procure that the Promoter Group does requisition, the board of directors of the Company to convene an extraordinary general meeting in accordance with section 100 of the (Indian) Companies Act, 2013 or issue a postal ballot notice for the approval of the shareholders of the Company to the Proposed Transaction and the Divestment (such requisition, the Promoter Requisition). In the event the board of directors of the Company does not, within twenty-one (21) days from the date of receipt of Promoter Requisition, proceed to call a meeting for the consideration of that matter on a day not later than forty-five (45) days from the date of receipt of the Promoter Requisition, the Promoter Group shall call and hold the extraordinary general meeting itself within a period of three (3) months from the date of the Promoter Requisition (such meeting, Promoter Requisitioned Meeting), and each Promoter shall (i) be present for the Promoter Requisitioned Meeting, and remain present throughout the duration of the Promoter Requisitioned Meeting, for the purpose of constituting and maintaining quorum and (ii) to the fullest extent of his or its shareholding or voting rights in the Company issue his or its unconditional and irrevocable assent to the Divestment and the Proposed Transaction pursuant to the Merger.

(b)               In the event of any dividend, subdivision, reclassification, recapitalization, split, split-up, distribution, combination, exchange of shares, issuance of additional shares or similar transaction or other change in the capital structure of the Company affecting the shareholding of the any Promoter or the Promoter Group (including, for the avoidance of doubt, the acquisition by any Promoter of additional shares of, or voting rights in, the Company), this Agreement and the obligations hereunder shall automatically attach to any additional shares or voting rights acquired by any Promoter.

(c)               The Company shall, no later than 2 calendar days from the Execution Date, notify the Indian Stock Exchanges of the rescission/withdrawal by the Company of the Postal Ballot Notice to the extent the items in the Postal Ballot Notice form the subject matter of (a) this Agreement, and (b) the Merger Agreement, and issue a copy of such notification to the Counterparty.

3.                  Representations and Warranties of each Promoter. Each Promoter represents and warrants to the other Parties as to itself as follows:

(a)               Title. The Promoter is the sole legal and beneficial owner of its or his respective shares and voting rights in the Company as reflected against his or its name in Schedule I hereto. The Promoter has sole voting power with respect to all of his entire shareholding in the Company, and no part of his voting power is subject to any voting trust, voting agreement or other arrangement, except as contemplated by this Agreement. Other than an existing Encumbrance over 450,000 shares held by Promoter-1, the shares held by the Promoter are free and clear of any and all Encumbrances (other than as created by this Agreement).

(b)               Classification as Promoter. Each Promoter is classified as a ‘promoter’/ ‘promoter group’ of the Company in accordance with the (Indian) Companies Act, 2013 and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, and has been notified as a promoter/promoter group to the Indian stock exchanges.

(c)               Authority. Each Promoter has all necessary power and authority and has undertaken action necessary in order to execute and deliver this Agreement and perform all of his, her or its obligations under this Agreement and consummate the transactions contemplated by this Agreement.

(d)               Due Execution and Delivery. This Agreement has been duly executed and delivered by each Promoter, and constitutes a legal, valid and binding obligation of the Promoter, enforceable against such Promoter in accordance with its terms.

The representations and warranties of each Promoter in this Section 3 shall be deemed to be repeated and shall be required to be true and accurate on each day until the termination of this Agreement.

4.                  Representations and Warranties of the Company and the Subsidiary. The Company and the Subsidiary severally and not jointly and severally represent and warrant to the other Parties as to itself as follows:

(a)               Organization and Qualification. Such Party is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed or organized, as applicable.

(b)               Authority. Such Party has the requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(c)               Due Execution and Delivery. This Agreement has been duly executed and delivered by such Party, constitutes a legal, valid and binding obligation of such Party, enforceable against it in accordance with its terms.

The representations and warranties made by the Subsidiary and the Company in this Section 4 shall be deemed to be repeated and shall be required to be true and accurate on each day until the termination of this Agreement.

5.                  Termination.

(a)               Term. The term of this Agreement shall commence on the date hereof and shall immediately terminate upon the earliest to occur of, without the need for any further action by any Party, (i) the mutual written agreement of the Parties, (ii) the consummation of the Closing, and (iii) the date that is seven (7) months following the date of any valid termination of the Merger Agreement pursuant to Article IX therein (the “Termination Date”, and the period of time from the date hereof to and including the effective date of such mutual written agreement, in the case of the foregoing clause (i), the Closing Date, in the case of the foregoing clause (ii), or the Termination Date, in the case of the foregoing clause (iii), the “Term”); provided, that with respect to any termination of this Agreement pursuant to the forgoing clause (iii), (x) if the Company Termination Fee is payable in connection therewith pursuant to the terms and on the conditions set forth in the Merger Agreement, then for all purposes hereunder, (A) the Termination Date shall be the date on which the Counterparty or its designee, as applicable, actually receives the Company Termination Fee and (B) the Term shall terminate on the date that is seven (7) months following the Termination Date as adjusted pursuant to the foregoing clause (A); and (y) following the Termination Date, the terms and conditions of this Agreement shall thereafter apply only to fifty percent (50%) of the shares or voting rights held by the Promoters in the Company on a pro rata basis during the Term; provided, that no termination of this Agreement shall prevent any Party from seeking any remedies (at Law or in equity) against any other Party for such other Party’s breach of any of the terms of this Agreement during the Term.

(b)               Survival. Notwithstanding anything contained in this Agreement, the provisions of Section 5 (Termination); and Section 6 (Miscellaneous) shall survive the termination of this Agreement in all events and for all reasons whatsoever.

6.                  Miscellaneous.

(a)               Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties shall be in writing and shall be deemed to have been duly given or made upon actual receipt, if delivered personally; three (3) Business Days after deposit in the mail, if sent by registered or certified mail; upon delivery by email; or two (2) Business Days after deposit with an overnight courier, if sent by an overnight courier. Such communications shall be sent to the respective Parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 6(a):

If to the Company:

Majesco Limited

MNDC, MBP-P-136, Mahape, Navi Mumbai – 400 710,
Maharashtra, India

Attention:	Mr. Farid Kazani

Telephone:	+91-22-6150 1800

Email:	Farid.Kazani@majesco.com

with a copy to (which shall not constitute notice):

Khaitan & Co
One Indiabulls Centre Tower 1, 13th Floor 841 Senapati Bapat Marg Mumbai, 400013 India
Attention:	Sudhir Bassi and Soumya Mohapatra
Telephone:	+ 91 22 6636 5000
Email:	sudhir.bassi@khaitanco.com Soumya.mohapatra@khaitanco.com

If to the Subsidiary:

Majesco
412 Mount Kemble Ave, Suite 110C
Morristown, NJ 07960
Attention:	Lori Stanley
Telephone:	(973) 461-5200
Email:	Lori.Stanley@majesco.com

with a copy to (which shall not constitute notice):

Sheppard, Mullin, Richter & Hampton LLP
30 Rockefeller Plaza
New York, NY 10112
Attention:	Valérie Demont and John Tishler
Telephone:	(212) 634-3040 (858) 720-8943
Email:	vdemont@sheppardmullin.com jtishler@sheppardmullin.com

and

Khaitan & Co
One Indiabulls Centre Tower 1, 13th Floor 841 Senapati Bapat Marg Mumbai, 400013 India
Attention:	Sudhir Bassi and Soumya Mohapatra
Telephone:	+ 91 22 6636 5000
Email:	sudhir.bassi@khaitanco.com Soumya.mohapatra@khaitanco.com

If to the Promoter Group:

Mr. Ketan Mehta
3208, Glenhurst Court, Plano, Texas 75093
USA
Attention:	Mr. Ketan Mehta
Telephone:	+1 972 5298206
Email:	ketan.mehta@majesco.com

with a copy to (which shall not constitute notice):

Mr. Ashank Desai
2501, Odyssey 1, Hiranandani Gardens, Powai, Mumbai – 400 076
Maharashtra, India
Attention:	Attention: Mr. Ashank Desai
Telephone:	Telephone: +91 98211 14040
Email:	Email: ashank.desai@mastek.com

If to the Counterparty:

c/o Thoma Bravo, L.P. 600 Montgomery Street, 20th Floor San Francisco, CA 91444
Attention:	A.J. Rohde and Matt LoSardo
Email:	arohde@thomabravo.com, mlosardo@thomabravo.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, Illinois 60654
Attention:	Theodore A. Peto, P.C., Bradley C. Reed, P.C. and Aisha P. Lavinier
Email:	tpeto@kirkland.com, bradley.reed@kirkland.com, aisha.lavinier@kirkland.com

and

Trilegal
17th Floor, Tower B, Ganpat Rao Kadam Marg, Lower Parel (West), Mumbai, 400013 India
Attention:	Aniruddha Sen and Rohan Singh
Telephone:	+91 22 4079 1000
Email:	aniruddha.sen@trilegal.com rohan.singh@trilegal.com

(b)               Entire Agreement. This Agreement (including the schedules and exhibits referred to in this Agreement) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, negotiations, understandings and, representations and warranties, whether oral or written, with respect to the subject matters hereof.

(c)               Certain Definitions. For the purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement. Certain other terms have the meanings ascribed to them below or elsewhere in this Agreement:

“Business Day” means any day ending at 11:59 p.m. IST other than a Saturday or Sunday or a day on which banks in the City of New York, the State of California or India are required or authorized by Law to close.

“Transfer” means, with respect to a share held as of the Execution Date or subsequently acquired by any Promoter, the direct or indirect (a) transfer, pledge, hypothecation, encumbrance, assignment, exchange, transfer or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution, operation of law or otherwise), either voluntary or involuntary, of such share or any interest therein or the beneficial ownership thereof or (b) any agreement, arrangement, commitment or understanding whether or not in writing, to effect any of the actions referred to in the foregoing clause (a) (in each case other than this Agreement).

(d)               Remedies. The Parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in addition to any other available remedies that a Party may have at Law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at Law.

(e)               Governing law and jurisdiction: This Agreement shall be governed by the laws of India. If any disputes, controversies or claims arise amongst the Parties out of, or in connection with, this Agreement, including but not limited to, in connection with the validity, interpretation, implementation or alleged breach of any provision of this Agreement (“Dispute”), the Party raising the Dispute shall send a written notice to the other Party containing details of the Dispute (“Dispute Notice”). The Parties shall endeavour to settle such dispute amicably. In case of the failure by the Parties to resolve a Dispute within 20 calendar days (“Grace Period”) from the date of the Dispute Notice, any of the Parties to the Dispute, shall have the right to refer such Dispute to arbitration (“Dispute Notice”) for final resolution in accordance with the provisions of the Singapore International Arbitration Centre (“SIAC”), which rules are deemed to be incorporated by reference in this Section 6(e). The Parties agree that the arbitral panel shall comprise of 3 (three) arbitrators, appointed in accordance with this Section 6(e). The Party making the claim shall appoint the first arbitrator and notify the respondent of such appointment. Within 10 (ten) days of notice of appointment of the first arbitrator, the respondent shall appoint the second arbitrator and notify the claimant of such appointment. Within 10 (ten) days of notice of appointment of the second arbitrator, the first and second arbitrators shall appoint the third arbitrator (who shall be the presiding arbitrator of the tribunal). In the event that any appointments or notices are not made in accordance with this Section 6(e) as and when specified herein, the SIAC shall make such appointments. The seat of arbitration shall be Singapore and the place of arbitration shall be as determined by the arbitral panel constituted in accordance with this Section 6(e). The arbitration shall be conducted in English. The award of the arbitral tribunal in respect of a Dispute shall be final and binding on the Parties and shall be enforceable in accordance with its terms and shall be substantiated in writing. The arbitral tribunal shall also decide on the costs of the arbitration proceedings. Nothing contained in this Section 6(e) shall prevent any Party from resorting to judicial process if solely injunctive or equitable relief from a court may be necessary to prevent injury to such Party or its Affiliates.

(f)                Amendment: No modification, alteration or amendment of this Agreement or any of its terms or provisions shall be valid or legally binding on the Parties unless made in writing and duly executed by or on behalf of all the Parties hereto.

(g)               Further Assurances: Each Party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other Party may reasonably request from time to time in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby in the most expeditious manner possible.

This Agreement has been entered into on the date stated at the beginning of this Support Agreement.

[Signatures and schedules to follow]

Signed and Delivered

For and on behalf of Majesco Limited

/s/ Farid Kazani

Authorized Signatory

Name: Farid Kazani

Designation: Managing Director

Signed and Delivered

For and on behalf of Majesco

/s/ Adam Elster

Authorized Signatory

Name: Adam Elster

Designation: Chief Executive Officer

Signed and Delivered

For and on behalf of Magic Intermediate, LLC

/s/ A.J. Rohde

Authorized Signatory

Name: A.J. Rohde

Designation: President and Assistant Secretary

Signed and Delivered

For Promoter-1

/s/ Sudhakar Venkatraman Ram

Name: Sudhakar Venkatraman Ram

Signed and Delivered

For Promoter-2

/s/ Ashank Desai

Name: Ashank Desai

Signed and Delivered

For Promoter-3

/s/ Sundar Radhakrishnan

Name: Sundar Radhakrishnan

Signed and Delivered

For and on behalf of Promoter-4

/s/ Girija Ram

Name: Girija Ram, as the Trustee of Ram Family Trust - I

Signed and Delivered

For and on behalf of Promoter-5

/s/ Girija Ram

Name: Girija Ram, individually

Signed and Delivered

For Promoter-6

/s/ Ketan Bansilal Mehta

Name: Ketan Bansilal Mehta

Signed and Delivered

For Promoter-7

/s/ Usha Sunder

Name: Usha Sunder

Signed and Delivered

For Promoter-8

/s/ Rupa Ketan Mehta

Name: Rupa Ketan Mehta